UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NOVA LIFESTYLE, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

66979P 102
 (CUSIP Number)

Alex Li	Robert Newman, Esq.
No. 6 JieFangNan Lu	Newman and Morrison, LLP
HeXi District, Tianjin, China 300000	44 Wall Street, 20th Floor
(86) 22-25763415	New York, NY 10005
(212) 248-1001
(Name, Address and Telephone Number of Persons Authorized to
 Receive Notices and Communications)

June 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Alex Li
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person IN

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Nova Lifestyle, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is: 6541 East Washington Boulevard, Commerce, CA 90040.

Item 2.  Identity and Background

(a)	This statement is being filed by Alex Li (the “Reporting Person”).

(b)	The business address of the Reporting Person is: No. 6, JieFangNanLu, HeXi District, TianJin, China 300000.

(c)	The Reporting Person is a business consultant.

(d)	The Reporting Person has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

In accordance with the terms and provisions of the Return to Treasury Agreement, dated June 30, 2011, between the Issuer and the Reporting Person (the “Agreement”), the Reporting Person returned to the Issuer 10,000,000 shares of Common Stock on June 30, 2011, for an unsecured 90-day promissory note of $80,000 bearing interest at 0.46% per annum in exchange for his shares of common stock.

Item 4.  Purpose of Transaction

The Reporting Person disposed of the shares of Common Stock as described in Item 3 in connection with the Share Exchange Agreement and Plan of Reorganization (the “Share Exchange Agreement”), dated June 30, 2011 by and between Nova Furniture Limited, a company organized under the laws of the British Virgin Islands (“Nova Furniture”), and Nova Lifestyle, Inc. (“Nova Lifestyle”).

Item 5.  Interest in Securities of the Issuer

(a)	See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number and percentage of Common Stock beneficially owned by the Reporting Person.

(b)
See Items 7 through 10 of the cover page to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition.

(c)
As of the filing of this Schedule 13D, and within the sixty day period prior thereto, the Reporting Person has not engaged in any transaction involving the Common Stock of the Issuer other than as disclosed in Items 3 and 4 of this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged any securities of the Issuer nor does the Reporting Person hold any securities of the Issuer subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to be Filed as Exhibits

Exhibit	Description
Exhibit A	Return to Treasury Agreement, dated June 30, 2011, between Nova Lifestyle, Inc. and Alex Li.
Exhibit B	Share Exchange Agreement and Plan of Reorganization, dated June 30, 2011, between Nova Lifestyle, Inc. and Nova Furniture Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2011	By:	/s/ Alex Li
	Name:	Alex Li

Exhibit A

RETURN TO TREASURY AGREEMENT

THIS AGREEMENT is made as of the 30th day of June, 2011, between Nova Lifestyle, Inc., a corporation formed pursuant to the laws of the State of Nevada and having an office for business located at No. 6 JieFangNanLu, HeXi District, TianJin, China 30000 (the “Company”), and Alex Li, having an address located at No. 6 JieFang NanLu, HeXi District, TianJin, China 30000 (the “Shareholder”).

            WHEREAS

A.           The Shareholder is the registered and beneficial owner of 10,000,000 shares of the Company’s common stock.

B.           The Company has entered into a Share Exchange Agreement and Plan of Reorganization with Nova Furniture Limited, a British Virgin Islands corporation (the “Share Exchange Agreement”).

C.           As a condition to the aforementioned Share Exchange Agreement, the Shareholder has agreed to return 10,000,000 shares of the Company’s common stock (the “Surrendered Shares”) held by him to the treasury of the Company for the sole purpose of the Company retiring the Surrendered Shares.

NOW, THEREFORE, WITNESSETH THAT in consideration of the premises and sum of $80,000.00 to be paid by the Company to the Shareholder, as evidenced by a promissory note, the parties hereto hereby agree as follows:

SURRENDER OF SHARES

1.           The Shareholder hereby surrenders to the Company the Surrendered Shares by delivering to the Company herewith a share certificate or certificates representing the Surrendered Shares, duly endorsed for transfer in blank. The Company hereby acknowledges receipt from the Shareholder of the certificates for the sole purpose of retiring the Surrendered Shares.

RETIREMENT OF SHARES

2.           The Company agrees, subject to Section 3 hereof, to retire forthwith after the closing of the Share Exchange Agreement the Surrendered Shares, which shall become authorized but unissued.

CONDITION PRECEDENT

3.           Notwithstanding any other provision herein, in the event that the transactions contemplated by the Share Exchange Agreement do not close on or before the deadline set forth in said Share Exchange Agreement, this Agreement shall terminate and the Company shall forthwith return to the Shareholder the certificates representing the Surrendered Shares.

REPRESENTATIONS AND WARRANTIES

4.           The Shareholder represents and warrants to the Company that he is the owner of the Surrendered Shares, that he has good and marketable title to the Surrendered Shares and that the Surrendered Shares are free and clear of all liens, security interests or pledges of any kind whatsoever.

GENERAL

5.           Each of the parties will execute and deliver such further and other documents and do and perform such further and other acts as any other party may reasonably require to carry out and give effect to the terms and intention of this Agreement.

6.           The provisions contained herein constitute the entire agreement among the Company and the Shareholder respecting the subject matter hereof and supersede all previous communications, representations and agreements, whether verbal or written, among the Company and the Shareholder with respect to the subject matter hereof.

7.           This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

8.           This Agreement is not assignable without the prior written consent of the parties hereto.

9.           This Agreement may be executed in counterparts, each of which when executed by any party will be deemed to be an original and all of which counterparts will together constitute one and the same Agreement. Delivery of executed copies of this Agreement by facsimile will constitute proper delivery, provided that originally executed counterparts are delivered to the parties within a reasonable time thereafter.

[Signature Page Follows]

IN WITNESS WHEREOF the parties have executed this Agreement effective as of the day and year first above written.

NOVA LIFESTYLE, INC.
By:	/s/ Alex Li
Name:	Alex Li
Title:	Chief Executive Officer

ALEX LI
By:	/s/ Alex Li
Name:	Alex Li, Individually

Exhibit B

SHARE EXCHANGE AGREEMENT AND PLAN OF REORGANIZATION

BY AND BETWEEN

NOVA FURNITURE LIMITED

and

NOVA LIFESTYLE, INC.

Dated as of JUNE 30, 2011

SHARE EXCHANGE AGREEMENT AND PLAN OF REORGANIZATION

This SHARE EXCHANGEAGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is entered into as of June 30, 2011, by and among Nova Furniture Limited, a company incorporated under the laws of the British Virgin Islands (“Nova Furniture”), and Nova Lifestyle, Inc. a Nevada corporation (“Purchaser”), and each of the shareholders of Nova Furniture listed on Schedule 2.1 hereto (the “Nova Furniture Shareholders”).

RECITALS

WHEREAS, Nova Furniture is a BVI company that is engaged in design, manufacture and sale of furniture (sofas, chairs, dining tables, beds, entertainment consoles, cabinets, cupboards, etc);

WHEREAS, Purchaser, Nova Furniture and the Nova Furniture Shareholders have agreed to the acquisition by Purchaser of all of the issued and outstanding capital stock of Nova Furniture pursuant to a voluntary share exchange transaction (the “Share Exchange”) between Purchaser and Nova Furniture upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance thereof, the Board of Directors of Purchaser has approved the Share Exchange in accordance with the applicable provisions of the NRS and upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance thereof, the Board of Directors and shareholders of Nova Furniture have each approved the Share Exchange in accordance with the applicable provisions of the laws of the BVI and upon the terms and subject to the conditions set forth herein; and

WHEREAS, for United States federal income tax purposes, the parties intend that the Share Exchange shall constitute a tax-free reorganization within the meaning of Sections 368 and 1032 of the Code.

NOW, THEREFORE, in consideration of the premises, and the mutual covenants and agreements contained herein, the parties do hereby agree as follows:

ARTICLE I. DEFINITIONS

(a) “Affiliate” shall mean, as to any Person, any other Person controlled by, under the control of, or under common control with, such Person. As used in this definition, “control” shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise), provided that, in any event, any Person which owns or holds directly or indirectly five per cent (5%) or more of the voting securities or five per cent (5%) or more of the partnership or other equity interests of any other Person (other than as a limited partner of such other Person) will be deemed to control such other Person.

(b) “Agreement” means this Share Exchange Agreement and Plan of Reorganization.

(c)  “Applicable Law” or “Applicable Laws” means any and all laws, ordinances, constitutions, regulations, statutes, treaties, rules, codes, licenses, certificates, franchises, permits, principles of common law, requirements and Orders adopted, enacted, implemented, promulgated, issued, entered or deemed applicable by or under the authority of any Governmental Body having jurisdiction over a specified Person or any of such Person’s properties or assets.

(d)      “Best Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as possible, provided, however, that a Person required to use Best Efforts under this Agreement will not be thereby required to take actions that would result in a Material Adverse Effect in the benefits to such Person of this Agreement and the Share Exchange.

(e)      “Breach” means any breach of, or any inaccuracy in, any representation or warranty or any breach of, or failure to perform or comply with, any covenant or obligation, in or of this Agreement or any other Contract.

(f)  “Business” means the design, manufacture and sale of furniture (sofas, chairs, dining tables, beds, entertainment consoles, cabinets, cupboards, etc.) as presently conducted by Nova Furniture.

(g)  “Business Day” means any day other than (a) Saturday or Sunday or (b) any other day on which major money center banks in New York, New York are permitted or required to be closed.

(h)  “Closing” shall mean the completion of the Share Exchange and the consummation of the transactions set forth herein.

(i)  “Closing Date” shall mean the date on which the Closing is completed.

(j)  “Code” shall mean the Internal Revenue Code of 1986, as amended.

(k)  “Confidential Information” means any information pertaining to the business, operations, marketing, customers, financing, forecasts and plans of any Party provided to or learned by any other Party during the course of negotiation of the Share Exchange. Any such information shall be treated as Confidential Information irrespective of whether such information has been marked “confidential” or in a similar manner.

(l)  “Consent” means any approval, consent, license, permits, ratification, waiver or other authorization.

(m)  “Contract” means any agreement, contract, lease, license, consensual obligation, promise, undertaking, understanding, commitment, arrangement, instrument or document (whether written or oral and whether express or implied), whether or not legally binding.

(n)  “Nova Furniture” has the meaning set forth in the preamble to this Agreement.

(o)  “Nova Furniture Balance Sheet” has the meaning set forth in Section 4.6(a).

(p)  “Nova Furniture Board” has the meaning set forth in Section 4.4.

(q)  “Nova Furniture Employee Plans” has the meaning set forth in Section 4.16(a).

(r)  “Nova Furniture Financial Information” has the meaning set forth in Section 4.6.

(s)  “Nova Furniture Intellectual Property” has the meaning set forth in Section 4.12(a).

(t)       “Nova Furniture Shareholders” has the meaning set forth in the preamble to this Agreement.

(u)  “Nova Furniture Tax Affiliate” shall mean any Affiliate of Nova Furniture to which Nova Furniture would be required to consolidate and report in returns under the Code.

(v)  “Distribution Compliance Period” shall have the meaning set forth in Section 3.1(e).

(w)  “Employee Benefit Plan” has the meaning set forth in ERISA Section 3(3).

(x)  “Encumbrance” means and includes:

(i) with respect to any personal property, any security or other property interest or right, claim, lien, pledge, option, charge, security interest, contingent or conditional sale, or other title claim or retention agreement or lease or use agreement in the nature thereof, interest or other right or claim of third parties, whether voluntarily incurred or arising by operation of law, and including any agreement to grant or submit to any of the foregoing in the future; and

(ii) with respect to any Real Property (whether and including owned real estate or Real Estate subject to a Real Property Lease), any mortgage, lien, easement, interest, right-of-way, condemnation or eminent domain proceeding, encroachment, any building, use or other form of restriction, encumbrance or other claim (including adverse or prescriptive) or right of Third Parties (including Governmental Bodies), any lease or sublease, boundary dispute, and agreements with respect to any real property including: purchase, sale, right of first refusal, option, construction, building or property service, maintenance, property management, conditional or contingent sale, use or occupancy, franchise or concession, whether voluntarily incurred or arising by operation of law, and including any agreement to grant or submit to any of the foregoing in the future.

(y)  “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued by the Department of Labor pursuant to ERISA or any successor law.

(z)  “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(aa)    “GAAP” means at any particular time generally accepted accounting principles in the United States, consistently applied on a going concern basis, using consistent audit scope and materiality standards.

(bb)   “Governing Documents” means with respect to any particular entity, the articles or certificate of incorporation and the bylaws (or equivalent documents for entities of foreign jurisdictions); all equity holders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equity holders of any Person; and any amendment or supplement to any of the foregoing.

(cc)    “Governmental Authorization” means any Consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Applicable Law.

(dd)   “Governmental Body” means: (i) nation, state, county, city, town, borough, village, district, tribe or other jurisdiction; (ii) federal, state, local, municipal, foreign, tribal or other government; (iii) governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers); (iv) multinational organization or body; (v) body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; or (vi) official of any of the foregoing.

(ee)    “Improvements” means all buildings, structures, fixtures and improvements located on Land, including those under construction.

(ff)     “IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

(gg)   “Knowledge” means actual knowledge without independent investigation.

(hh)   “Land” means all parcels and tracts of land in which any Person has an ownership or leasehold interest.

(ii)      “Material Adverse Effect” or “Material Adverse Change” means, in connection with any Person, any event, change or effect that is materially adverse, individually or in the aggregate, to the condition (financial or otherwise), properties, assets, liabilities, revenues, income, business, operations, results of operations or prospects of such Person, taken as a whole.

(jj)      “NRS” shall mean the Nevada Revised Statutes, as amended.

(kk)    “Order” means any writ, directive, order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator.

(ll)      “Ordinary Course of Business” means an action taken by a Person if that action: (i) is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person; (ii) does not require authorization by the board of directors or shareholders of such Person (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature; and (iii) is similar in nature, scope and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal, day-to-day operations of other Persons that are in the same line of business as such Person.

(mm)  “Party” or “Parties” means Nova Furniture and/or Purchaser.

(nn)   “Person” shall mean an individual, company, partnership, limited liability company, limited liability partnership, joint venture, trust or unincorporated organization, joint stock company or other similar organization, government or any political subdivision thereof, or any other legal entity.

(oo)   “BVI” shall mean the British Virgin Islands.

(pp)   “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

(qq)   “Purchaser” has the meaning set forth in the Preamble.

(rr)     “Purchaser Balance Sheet” has the meaning set forth in Section 5.1(f)(ii).

(ss)    “Purchaser Business” means Purchaser’s business in the exploration of mineral properties.

(tt)     “Purchaser Common Stock” means the common stock, par value $.001 per share, of Purchaser.

(uu)   “Purchaser Contracts” has the meaning set forth in Section 5.1(o).

(vv)   “Purchaser’s Counsel” means Newman and Morrison LLP.

(ww)  “Purchaser Employee Plans” has the meaning set forth in Section 5.1(r)(i).

(xx)     “Purchaser Financial Information” has the meaning set forth in Section 5.1(f).

(aaa)   “Purchaser Intellectual Property” has the meaning set forth in Section 5.1(m).

(bbb) “Purchaser SEC Reports” has the meaning set forth in Section 5.1(n).

(ccc)  “Real Property” means any Land and Improvements and all privileges, rights, easements, and appurtenances belonging to or for the benefit of any Land, including all easements appurtenant to and for the benefit of any Land (a “Dominant Parcel”) for, and as the primary means of access between, the Dominant Parcel and a public way, or for any other use upon which lawful use of the Dominant Parcel for the purposes for which it is presently being used is dependent, and all rights existing in and to any streets, alleys, passages and other rights-of-way included thereon or adjacent thereto (before or after vacation thereof) and vaults beneath any such streets.

(ddd)  “Related Agreements” means the Return to Treasury Agreement.

(eee)  “Real Property Lease” means any lease, rental agreement or rights to use land pertaining to the occupancy of any improved space on any Land.

(fff)    “Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other Representative of that Person.

(ggg)  “Return to Treasury Agreement” has the meaning set forth in Section 2.5.

(hhh)  “SEC” means the United States Securities and Exchange Commission.

(iii)      “Securities Act” means the Securities Act of 1933, as amended.

(jjj)     “Security Interest” means any mortgage, pledge, security interest, Encumbrance, charge, claim, or other lien, other than: (a) mechanic’s, materialmen’s and similar liens; (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate Proceedings; (c) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (d) liens arising in connection with sales of foreign receivables; (e) liens on goods in transit incurred pursuant to documentary letters of credit; (f) purchase money liens and liens securing rental payments under capital lease arrangements; and (g) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

(kkk)  “Share Exchange” has the meaning set forth in the preamble to this Agreement.

(lll)     “Shares” has the meaning set forth in Section 2.1.

(mmm) “Subsidiary” means with respect to any Person (the “Owner”), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred), are held by the Owner or one or more of its Subsidiaries.

(nnn)  “Tangible Personal Property” means all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property of every kind owned or leased by a Party (wherever located and whether or not carried on a Party’s books), together with any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto.

(ooo)  “Tax” or “Taxes” means, with respect to any Person, (i) all income taxes (including any tax on or based upon net income, gross income, gross receipts, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all gross receipts, sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment, excise, severance, stamp, occupation, commercial rent, premium, property or windfall profit taxes, alternative or add-on minimum taxes, customs duties and other taxes, fees, assessments or charges of any kind whatsoever, together with all interest and penalties, additions to tax and other additional amounts imposed by any taxing authority (domestic or foreign) on such person (if any), (ii) all value added taxes and (iii) any liability for the payment of any amount of the type described in clauses (i) or (ii) above as a result of (A) being a “transferee” (within the meaning of Section 6901 of the Code or any Applicable Law) of another person, (B) being a member of an affiliated, combined or consolidated group or (C) a contractual arrangement or otherwise.

(ppp)  “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(qqq)  “Third Party” means a Person that is not a Party to this Agreement.

ARTICLE II. THE SHARE EXCHANGE

2.1          The Share Exchange. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the NRS, at the Closing, the Parties shall cause the Share Exchange to be consummated by taking all appropriate actions to ensure that the shareholders of Nova Furniture listed on Schedule 2.1 deliver all of the issued and outstanding shares of capital stock of Nova Furniture to Purchaser, duly executed and endorsed in blank (or accompanied by duly executed stock powers duly endorsed in blank), in proper form for transfer in exchange for the issuance of an aggregate of 11,920,000 shares of Purchaser Common Stock (the “Shares”) to the four shareholders of Nova Furniture Holdings Limited and St. Joyal, the two shareholders of Nova Furniture, listed on Schedule 2.2.

2.2          Tax Free Reorganization. The Parties each hereby agree to use their Best Efforts and to cooperate with each other to cause the Share Exchange to be a tax-free reorganization within the meaning of Sections 368 and 1032 of the Code.

2.3          Closing. The Closing will occur via e-mail and facsimile on June 30, 2011 at 8:00 a.m. EST or such later date and time to be agreed upon by the parties (the “Closing Date”), following satisfaction or waiver of the conditions set forth in Article VIII.

2.4          Reorganization.

(a) As of the Closing, Alex Li shall resign from the board of directors of the Purchaser and Ya Ming Wong and Thanh H. Lam shall be appointed as the directors of the Purchaser until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with Purchaser’s Articles of Incorporation and Bylaws.

(b) The nominees of Nova Furniture shall, as of the Closing, be appointed as the officers of the Purchaser until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Purchaser’s Articles of Incorporation and Bylaws. As of the Closing, Alex Li shall resign from all positions he holds as an officer of Purchaser.

(c) If at any time after the Closing, any party shall consider that any further deeds, assignments, conveyances, agreements, documents, instruments or assurances in law or any other things are necessary or desirable to vest, perfect, confirm or record in the Purchaser the title to any property, rights, privileges, powers and franchises of Nova Furniture by reason of, or as a result of, the Share Exchange, or otherwise to carry out the provisions of this Agreement, the remaining parties, as applicable, shall execute and deliver, upon request, any instruments or assurances, and do all other things necessary or proper to vest, perfect, confirm or record title to such property, rights, privileges, powers and franchises in the Purchaser, and otherwise to carry out the provisions of this Agreement.

2.5          Cancellation of Purchaser Common Stock. At the Closing, immediately after consummation of the Share Exchange, Purchaser shall, pursuant to the terms and conditions of that certain Return to Treasury Agreement dated of even date herewith entered into by and between Purchaser and Alex Li (the “Return to Treasury Agreement”) which shall be substantially in the form attached hereto as Attachment 2.5, cause 10,000,000 shares of the Purchaser’s Common Stock held by Alex Li to be cancelled and extinguished.

ARTICLE III. COMPLIANCE WITH APPLICABLE SECURITIES LAWS

3.1          Covenants, Representations and Warranties of the Nova Furniture Shareholders.

(a) The four shareholders of the Nova Furniture Shareholders listed on Schedule 2.2  acknowledge and agree that they are acquiring the Shares for investment purposes and will not offer, sell or otherwise transfer, pledge or hypothecate any of the Shares issued to them (other than pursuant to an effective Registration Statement under the Securities Act) directly or indirectly unless:

(i) the sale is to Purchaser;

(ii) the Shares are sold in a transaction that does not require registration under the Securities Act, or any applicable United States state laws and regulations governing the offer and sale of securities, and the vendor has furnished to Purchaser an opinion of counsel to that effect or such other written opinion as may be reasonably required by Purchaser.

(b) The four shareholders of the  Nova Furniture Shareholders acknowledge and agree that the certificates representing the Shares shall bear a restrictive legend, substantially in the following form:

“THE SECURITIES REPRESENTED BY THIS STOCK CERTIFICATEHAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF1933, AS AMENDED (THE “SECURITIES ACT”) OR APPLICABLESTATE SECURITIES LAWS, AND SHALL NOT BE SOLD, PLEDGED, HYPOTHECATED, DONATED, OR OTHERWISE TRANSFERRED (WHETHER OR NOT FOR CONSIDERATION) BY THE HOLDER EXCEPT UPON THE ISSUANCE TO THE COMPANY OF A FAVORABLE OPINION OF ITS COUNSEL OR THE SUBMISSION TO THE COMPANY OF SUCH OTHER EVIDENCE AS MAY BE SATISFACTORY TO COUNSEL FOR THE COMPANY, TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS.”

(c) The four shareholders of the Nova Furniture Shareholders represent and warrant that they:

(i) are not aware of any advertisement of any of the shares being issued hereunder; and

(d) acknowledge and agree that Purchaser will refuse to register any transfer of the shares not made pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act and in accordance with applicable state and provincial securities laws.

(e) acknowledge and agree to Purchaser making a notation on its records or giving instructions to the registrar and transfer agent of Purchaser in order to implement the restrictions on transfer set forth and described herein.

ARTICLE IV. REPRESENTATIONS AND WARRANTIES
OF NOVA FURNITURE

As a material inducement for Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, Nova Furniture makes the following representations and warranties as of the date hereof and as of the Closing Date, each of which is relied upon by Purchaser regardless of any investigation made or information obtained by Purchaser (unless and to the extent specifically and expressly waived in writing by Purchaser on or before the Closing Date):

4.1          Organization and Good Standing.

(a) Nova Furniture is a corporation duly organized, validly existing and in good standing under the laws of the BVI. Nova Furniture is duly qualified to do business in the People’s Republic of China and is in good standing under the laws of each jurisdiction in which either the ownership or use of the properties owned or used by it, requires such qualification and the failure to be so qualified would have a Material Adverse Effect on Nova Furniture.

(b) Nova Furniture does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity other than Nova Furniture (Dongguan) Co., Inc. and Nova Dongguan Chinese Style Furniture Museum, companies organized under the laws of the People’s Republic of China, and Nova Furniture Macao Commercial Offshore Ltd., a company organized under the laws of Macao.

4.2          Corporate Documents. Schedule 2.1 consists of a true and correct copy of a shareholder list setting forth all shareholders of Nova Furniture.

4.3          Capitalization of Nova Furniture. The entire authorized capital stock of Nova Furniture consists of 50,000 shares having a par value of US $1 per share, of which 10,000 shares are issued and outstanding. All of Nova Furniture’s issued and outstanding shares have been duly authorized, are validly issued, fully paid and nonassessable, and are held by the Nova Furniture Shareholders listed on the shareholder list attached as Schedule 2.1.

4.4          Authorization of Transaction. Nova Furniture has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly authorized by all necessary action on the part of Nova Furniture in accordance with Applicable Laws and Nova Furniture’s Governing Documents. This Agreement constitutes the valid and legally binding obligation of Nova Furniture, enforceable in accordance with its terms and conditions. The Board of Directors of Nova Furniture (the “Nova Furniture Board”) has duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the transactions contemplated hereby, and has taken all corporate actions required to be taken by the Nova Furniture Board for the consummation of the Share Exchange.

4.5          Noncontravention. Neither the execution and delivery of this Agreement, nor consummation of the Share Exchange, by Nova Furniture will:

(a) violate any Applicable Law, Order, stipulation, charge or other restriction of any Governmental Body to which Nova Furinture is subject or any provision of its Governing Documents; or

(b) conflict with, result in a Breach of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest or other arrangement to which Nova Furniture is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets), except where the violation, conflict, Breach, default, acceleration, termination, modification, cancellation, failure to give notice, or Security Interest would not have a Material Adverse Effect on the financial condition of Nova Furniture or on the ability of the Parties to consummate the Share Exchange.

4.6          Nova Furniture Financial Information. Schedule 4.6 shall include the following financial information (collectively, the “Nova Furniture Financial Information”):

(a) audited combined balance sheets and statements of income, stockholders’ equity and cash flow as of and for the years ended December 31, 2010 and December 31, 2009, for Nova Furniture.

4.7          Events Subsequent to Nova Furniture Balance Sheet. Since the date of the Nova Furniture 2010 Balance Sheet, there has not been, occurred or arisen, with respect to Nova Furniture any of the following except as disclosed in Schedule 4.7:

(a) any change or amendment in its Governing Documents;

(b) any reclassification, split up or other change in, or amendment of or modification to, the rights of the holders of any of its capital stock;

(c) any direct or indirect redemption, purchase or acquisition by any Person of any of its capital stock or of any interest in or right to acquire any such stock;

(d) any issuance, sale, or other disposition of any capital stock, or any grant of any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any capital stock;

(e) any declaration, set aside, or payment of any dividend or any distribution with respect to its capital stock (whether in cash or in kind) or any redemption, purchase, or other acquisition of any of its capital stock;

(f) the organization of any Subsidiary or the acquisition of any shares of capital stock by any Person or any equity or ownership interest in any business;

(g) any damage, destruction or loss of any of the its properties or assets whether or not covered by insurance;

(h) any material sale, lease, transfer, or assignment of any of its assets, tangible or intangible, other than for a fair consideration in the Ordinary Course of Business;

(i) the execution of, or any other commitment to any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) outside the Ordinary Course of Business;

(j) any acceleration, termination, modification, or cancellation of any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $10,000 to which it is a party or by which it is bound;

(k) any Security Interest or Encumbrance imposed upon any of its assets, tangible or intangible;

(l) any grant of any license or sublicense of any rights under or with respect to any material Nova Furniture Intellectual Property;

(m) any sale, assignment or transfer (including transfers to any employees, Affiliates or shareholders) of any material Nova Furniture Intellectual Property;

(n) any capital expenditure (or series of related capital expenditures) involving more than $25,000 and outside the Ordinary Course of Business;

(o) any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) involving more than $25,000 and outside the Ordinary Course of Business;

(p) any issuance of any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation involving more than $25,000;

(q) any delay or postponement of the payment of accounts payable or other liabilities, other than those being contested in good faith;

(r) any cancellation, compromise, waiver, or release of any right or claim (or series of related rights and claims) involving more than $25,000 and outside the Ordinary Course of Business;

(s) any loan to, or any entrance into any other transaction with, any of its directors, officers, and employees either involving more than $1,000 individually or $5,000 in the aggregate;

(t) the adoption, amendment, modification, or termination of any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken away any such action with respect to any other Employee Benefit Plan);

(u) any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

(v) any increase in the base compensation of any of its directors, officers, and employees that is greater than Twenty-Five Thousand Dollars ($25,000) per annum;

(w) any charitable or other capital contribution in excess of $2,500;

(x) any taking of other action or entrance into any other transaction other than in the Ordinary Course of Business, or entrance into any transaction with any insider of Nova Furniture, except as disclosed in this Agreement and the Disclosure Schedules;

(y) any other event or occurrence that may have or could reasonably be expected to have a Material Adverse Effect on Nova Furniture; or

(z) any agreement or commitment, whether in writing or otherwise, to do any of the foregoing.

4.8          Tax Matters.

(a) Nova Furniture:

(i)           has timely paid or caused to be paid all material Taxes required to be paid by it though the date hereof and as of the Closing Date (including any Taxes shown due on any Tax Return);

(ii)           has filed or caused to be filed in a timely and proper manner (within any applicable extension periods) all Tax Returns required to be filed by it with the appropriate Governmental Body in all jurisdictions in which such Tax Returns are required to be filed; and all tax returns filed on behalf of Nova Furniture were complete and correct in all material respects; and

(iii)           has not requested or caused to be requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

(b)

(i)           has not been notified by any Governmental Body that any material issues have been raised (and no such issues are currently pending) by any Governmental Body in connection with any Tax Return filed by or on behalf of Nova Furniture; there are no pending Tax audits and no waivers of statutes of limitations have been given or requested with respect to Nova Furniture; no Tax liens have been filed against Nova Furniture or unresolved deficiencies or additions to Taxes have been proposed, asserted or assessed against Nova Furniture.

(ii)            Full and adequate accrual has been made (A) on the Nova Furniture Balance Sheet, and the books and records of Nova Furniture for all income taxes currently due and all accrued Taxes not yet due and payable by Nova Furniture for all periods ending on or prior to the Nova Furniture Balance Sheet Date, and (B) on the books and records of Nova Furniture for all Taxes payable by Nova Furniture for all periods beginning after the Nova Furniture Balance Sheet Date.

(iii)           Nova Furniture has not incurred any liability for Taxes from and after the Nova Furniture Balance Sheet Date other than Taxes incurred in the Ordinary Course of Business and consistent with past practices.

(ii) Nova Furniture has complied in all material respects with all Applicable Laws relating to the collection or withholding of Taxes (such as Taxes or withholding of Taxes from the wages of employees).

(iii) Nova Furniture does not have any liability in respect of any Tax sharing agreement with any Person.

(iv) Nova Furniture has not incurred any liability to make any payments either alone or in conjunction with any other payments that would constitute a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state local or foreign Applicable Law related to Taxes).

(v) No claim has been made within the last three years by any taxing authority in a jurisdiction in which Nova Furniture does not file Tax Returns that Nova Furniture is or may be subject to taxation by that jurisdiction.

(vi) The consummation of the Share Exchange will not trigger the realization or recognition of intercompany gain or income to Nova Furniture or any Nova Furniture Tax Affiliate under the Federal consolidated return regulations with respect to Federal, state or local taxes.

(vii) Nova Furniture is not currently, nor has it been at any time during the previous five years, a “U.S. real property holding corporation” and, therefore, the Shares are not “U.S. real property interests,” as such terms are defined in Section 897 of the Code.

4.9          Title to Assets. Nova Furniture has good and marketable title to, or a valid leasehold interest in, the properties and assets owned or leased and used by it to operate the Business in the manner presently operated by it, as reflected in the Nova Furniture Financial Information.

4.10          Leased Real Property. Except as disclosed on Schedule 4.10, Nova Furniture does not own or hold any leasehold interest in or right to use any Real Property.

4.11          Condition of Facilities.

(a) Use of the Real Property of Nova Furniture for the various purposes for which it is presently being used is permitted as of right under all Applicable Laws related to zoning and is not subject to “permitted nonconforming” use or structure classifications. All Improvements are in compliance with all Applicable Laws, including those pertaining to zoning, building and the disabled, are in good repair and in good condition, ordinary wear and tear excepted, and are free from latent and patent defects. No part of any Improvement encroaches on any real property not included in the Real Property of Nova Furniture, and there are no buildings, structures, fixtures or other Improvements primarily situated on adjoining property which encroach on any part of the Land.

(b) Each item of Tangible Personal Property is in good repair and good operating condition, ordinary wear and tear excepted, is suitable for immediate use in the Ordinary Course of Business and is free from latent and patent defects. No item of Tangible Personal Property is in need of repair or replacement other than as part of routine maintenance in the Ordinary Course of Business. All Tangible Personal Property used in the Business is in the possession of Nova Furniture.

4.12          Nova Furniture Intellectual Property.

(a) Nova Furniture owns, or is licensed or otherwise possesses legal enforceable rights to use all: (i) trademarks and service marks (registered or unregistered), trade dress, trade names and other names and slogans embodying business goodwill or indications of origin, all applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) material patentable inventions, technology, computer programs and software (including password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data) and all applications and patents in any jurisdiction pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions; (iii) trade secrets, including confidential and other non-public information (iv) copyrights in writings, designs, software programs, mask works or other works, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (v) databases and all database rights; and (vi) Internet web sites, domain names and applications and registrations pertaining thereto (collectively, “Nova Furniture Intellectual Property”) that are used in the Business except for any such failures to own, be licensed or possess that would not be reasonably likely to have a Material Adverse Effect.

(b) Except as may be evidenced by patents issued after the date hereof, there are no conflicts with or infringements of any material Nova Furniture Intellectual Property by any third party and the conduct of the Business as currently conducted does not conflict with or infringe any proprietary right of a third party.

(c) Nova Furniture owns or has the right to use all software currently used in and material to the Business.

4.13          Affiliate Transactions. No officer, director or employee of Nova Furniture or any member of the immediate family of any such officer, director or employee, or any entity in which any of such persons owns any beneficial interest (other than any publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than one percent of the stock of which is beneficially owned by any of such persons), has any agreement with Nova Furniture or any interest in any of their property of any nature, used in or pertaining to the Business (other than the ownership of capital stock of the corporation as disclosed in Section 4.3). None of the foregoing Persons has any direct or indirect interest in any competitor, supplier or customer of Nova Furniture or in any Person from whom or to whom Nova Furniture leases any property or transacts business of any nature.

4.14          Powers of Attorney. There are no outstanding powers of attorney executed on behalf of Nova Furniture.

4.15          Litigation.

(a) There is no pending or, to the Knowledge of Nova Furniture, threatened Proceeding:

(i) by or against Nova Furniture or that otherwise relates to or may affect the Business that, if adversely determined, would have a Material Adverse Effect; or

(ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Share Exchange.

  (iii)           to the Knowledge of Nova Furniture, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Proceeding. Nova Furniture has delivered to Purchaser copies, if any, of all pleadings, correspondence and other documents relating to each Proceeding.

(b) To the Knowledge of Nova Furniture:

(i) there is no material Order to which Nova Furniture or the Business is subject; and

(ii) no officer, director, agent or employee of Nova Furniture is subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the Business.

(c) Nova Furniture has been and is in compliance with all of the terms and requirements of each Order to which it or the Business is or has been subject;

(d) No event has occurred or circumstance exists that is reasonably likely to constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which Nova Furniture or the Business is subject; and

(e) Nova Furniture has not received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Order to which Nova Furniture or the Business is subject.

4.16           Employee Benefits.

(a) Schedule 4.18 lists all material (i) Employee Benefit Plans of Nova Furniture, (ii) bonus, stock option, stock purchase, stock appreciation right, incentive, deferred compensation, supplemental retirement, severance, and fringe benefit plans, programs, policies or arrangements, and (iii) employment or consulting agreements, for the benefit of, or relating to, any current or former employee (or any beneficiary thereof) of Nova Furniture, in the case of a plan described in (i) or (ii) above, that is currently maintained by Nova Furniture or with respect to which Nova Furniture has an obligation to contribute, and in the case of an agreement described in (iii) above, that is currently in effect (the “Nova Furniture Employee Plans”).

(b) There is no Proceeding pending or, to Nova Furniture’s knowledge, threatened against the assets of any Nova Furniture Employee Plan or, with respect to any Nova Furniture Employee Plan, against Nova Furniture, other than Proceedings that would not reasonably be expected to result in a Material Adverse Effect, and to Nova Furniture’s Knowledge there is no Proceeding pending or threatened in writing against any fiduciary of any Nova Furniture Employee Plan other than Proceedings that would not reasonably be expected to result in a Material Adverse Effect.

(c) Each of the Nova Furniture Employee Plans has been operated and administered in all material respects in accordance with its terms and applicable law.

(d) No director, officer, or employee of Nova Furniture will become entitled to retirement, severance or similar benefits or to enhanced or accelerated benefits (including any acceleration of vesting or lapsing of restrictions with respect to equity-based awards) under any Nova Furniture Employee Plan solely as a result of consummation of the Share Exchange.

4.17          Insurance. Schedule 4.20 is an accurate and complete description of all policies of insurance of any kind or nature, including, but not limited to, fire, liability, workmen’s compensation and other forms of insurance owned or held by or covering Nova Furniture or all or any portion of its property and assets.

4.18          Employees. To the Knowledge of Nova Furniture, no officer, director, agent, employee, consultant or contractor of Nova Furniture is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant or contractor (i) to engage in or continue or perform any conduct, activity, duties or practice relating to the Business or (ii) to assign to Nova Furniture or to any other Person any rights to any invention, improvement, or discovery. No former or current employee of Nova Furniture is a party to, or is otherwise bound by, any Contract that in any way adversely affected, affects, or will affect the ability of Nova Furniture or Purchaser to conduct the Business as heretofore carried on by Nova Furniture.

4.19          Labor Relations. Nova Furniture is not a party to any collective bargaining or similar agreement. To the Knowledge of Nova Furniture, there are no strikes, work stoppages, unfair labor practice charges or grievances pending or threatened against Nova Furniture by any employee of Nova Furniture or any other Person or entity.

4.20          Legal Compliance. To the Knowledge of Nova Furniture, Nova Furniture is in material compliance with all Applicable Laws (including rules and regulations thereunder) of any Governmental Bodies having jurisdiction over Nova Furniture, including any requirements relating to antitrust, consumer protection, currency exchange, equal opportunity, health, occupational safety, pension and securities matters.

4.21          Brokers’ Fees. Nova Furniture has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Share Exchange for which Nova Furniture could become liable or obligated.

4.22          Undisclosed Liabilities. To the Knowledge of Nova Furniture, Nova Furniture does not have any liability (and to the Knowledge of Nova Furniture, there is no basis for any present or future Proceeding, charge, complaint, claim, or demand against any of them giving rise to any liability), except for

(a) liabilities reflected or reserved against in the Nova Furniture Balance Sheet; or

(b) liabilities which have arisen in the Ordinary Course of Business since the date of the Nova Furniture Balance Sheet.

4.23          Disclosure. The representations and warranties of Nova Furniture contained in this Agreement do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not misleading.

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF PURCHASER

As a material inducement for Nova Furniture to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser hereby makes the following representations and warranties as of the date hereof and as of the Closing Date, each of which is relied upon by Nova Furniture regardless of any investigation made or information obtained by Nova Furniture (unless and to the extent specifically and expressly waived in writing by Nova Furniture on or before the Closing Date):

5.1          Representations of Purchaser Concerning the Transaction.

(a) Organization and Good Standing.

(i)           Purchaser is a corporation duly organized, validly existing and in good standing under the laws of State of Nevada. Purchaser is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification and the failure to be so qualified would have a Material Adverse Effect on Purchaser.

(ii)           Purchaser has no Subsidiary and does not own any shares of capital stock or other securities of any other Person.

(b) Authorization of Transaction. Purchaser has the corporate power to execute, deliver and perform this Agreement, the Related Agreements, and, subject to the satisfaction of the conditions precedent set forth herein, has taken all action required by law, its Governing Documents or otherwise, to authorize the execution and delivery of this Agreement and such related documents. The execution and delivery of this Agreement has been approved by the Board of Directors of Purchaser. This Agreement is a valid obligation of Purchaser and is legally binding in accordance with its terms.

(c) Capitalization of Purchaser. The entire authorized capital stock of Purchaser consists of 75,000,000 shares of common stock having a par value of $.001 per share, of which 12,980,000 shares are issued and outstanding. All issued and outstanding shares of Purchaser Common Stock have been duly authorized, are validly issued, fully paid and nonassessable. There are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which Purchaser is a party or which are binding upon Purchaser providing for the issuance, disposition or acquisition of any of its capital stock, nor any outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Purchaser.

(d) Noncontravention. Neither the execution and delivery of this Agreement, nor consummation of the Share Exchange, will:

(i)           violate any Applicable Law, Order, stipulation, charge or other restriction of any Governmental Body to which Purchaser is subject or any provision of its Governing Documents; or

(ii)           conflict with, result in a Breach of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice under any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest, or other arrangement to which Purchaser is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets), except where the violation, conflict, Breach, default, acceleration, termination, modification, cancellation, failure to give notice, or Security Interest would not have a Material Adverse Effect on the financial condition of Purchaser or on the ability of the Parties to consummate the Share Exchange.

(e) Affiliate Transactions. No officer, director or employee of Purchaser or any member of the immediate family of any such officer, director or employee, or any entity in which any of such persons owns any beneficial interest (other than any publicly-held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than one percent of the stock of which is beneficially owned by any of such Persons), has any agreement with Purchaser or any interest in any of their property of any nature, used in or pertaining to the Purchaser Business. None of the foregoing Persons has any direct or indirect interest in any competitor, supplier or customer of Purchaser or in any Person from whom or to whom Purchaser leases any property or transacts business of any nature.

(f) Purchaser Financial Information. Schedule 5.1(f) shall include the following financial information (collectively, the “Purchaser Financial Information”):

(i)           audited balance sheet and statements of income, changes in stockholders’ equity and cash flow as of and for the fiscal years ended September 30, 2010 and September 30, 2009, for Purchaser; and

(ii)           the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which Purchaser maintains safe deposit boxes or accounts of any nature and the names of all persons authorized to have access thereto, draw thereon or make withdrawals therefrom, as listed on Schedule 5.1(f).

The audited balance sheet dated as of September 30, 2010, of Purchaser shall be referred to as the “Purchaser Balance Sheet.” Purchaser Financial Information presents fairly the financial condition of Purchaser as of such dates and the results of operations of Purchaser for such periods, in accordance with GAAP and are consistent with the books and records of Purchaser (which books and records are correct and complete).

(g) Events Subsequent to Purchaser Balance Sheet. Since the date of the Purchaser Balance Sheet, there has not been, occurred or arisen, with respect to Purchaser:

(i)           any change or amendment in its Governing Documents, other than an amendment to its Articles of Incorporation, effective June 27, 2011, and set forth in the Articles of Merger filed by Purchaser with the Nevada Secretary of State on June 14, 2011, to give effect to a change in the Purchaser’s corporate name;

(ii)           any reclassification, split-up or other change in, or amendment of or modification to, the rights of the holders of any of its capital stock, other than an 5-for-1 forward split of its common stock, effective June 27, 2011, as authorized by its Board of Directors on June 14, 2011;

(iii)           any direct or indirect redemption, purchase or acquisition by any Person of any of its capital stock or of any interest in or right to acquire any such stock;

(iii) any issuance, sale, or other disposition of any capital stock, or any grant of any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any capital stock;

(iv) any declaration, set aside, or payment of any dividend or any distribution with respect to its capital stock (whether in cash or in kind) or any redemption, purchase, or other acquisition of any of its capital stock;

(v) the organization of any Subsidiary or the acquisition of any shares of capital stock by any Person or any equity or ownership interest in any business, other than the organization of a wholly owned Subsidiary for the express purpose of effecting the name change of the Purchaser through a parent-Subsidiary merger under the NRS;

(vi) any damage, destruction or loss of any of its properties or assets whether or not covered by insurance;

(vii) any sale, lease, transfer or assignment of any of its assets, tangible or intangible, other than for a fair consideration in the Ordinary Course of Business;

(viii) the execution of, or any other commitment to any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) outside the Ordinary Course of Business;

(ix) any acceleration, termination, modification, or cancellation of any agreement, contract, lease or license (or series of related agreements, contracts, leases, and licenses) involving more than $10,000 to which it is a party or by which it is bound;

(x) any Security Interest or Encumbrance imposed upon any of its assets, tangible or intangible;

(xi) any grant of any license or sublicense of any rights under or with respect to any Purchaser Intellectual Property;

(xii) any sale, assignment or transfer (including transfers to any employees, affiliates or shareholders) of any Purchaser Intellectual Property;

(xiii) any capital expenditure (or series of related capital expenditures) involving more than $10,000 and outside the Ordinary Course of Business;

(xiv) any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans and acquisitions) involving more than $10,000 and outside the Ordinary Course of Business;

(xv) any issuance of any note, bond or other debt security, or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation involving more than $25,000;

(xvi) any delay or postponement of the payment of accounts payable or other liabilities;

(xvii) any cancellation, compromise, waiver or release of any right or claim (or series of related rights and claims) involving more than $25,000 and outside the Ordinary Course of Business;

(xviii) any loan to, or any entrance into any other transaction with, any of its directors, officers and employees either involving more than $500 individually or $2,500 in the aggregate;

(xix) the adoption, amendment, modification or termination of any bonus, profit-sharing, incentive, severance, or other plan, contract or commitment for the benefit of any of its directors, officers and employees (or taken away any such action with respect to any other Employee Benefit Plan);

(xx) any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

(xxi) any increase in the base compensation of any of its directors, officers and employees;

(xxii) any charitable or other capital contribution in excess of $2,500;

(xxiii) any taking of other action or entrance into any other transaction other than in the Ordinary Course of Business, or entrance into any transaction with any insider of Purchaser, except as disclosed in this Agreement and the Disclosure Schedules;

(xxiv) any other event or occurrence that may have or could reasonably be expected to have an Material Adverse Effect on Purchaser (whether or not similar to any of the foregoing); or

(xxv) any agreement or commitment, whether in writing or otherwise, to do any of the foregoing.

(h) Tax Matters.

(i)           Purchaser:

(A)  has timely paid or caused to be paid all Taxes required to be paid by it though the date hereof and as of the Closing Date (including any Taxes shown due on any Tax Return);

(B)  has filed or caused to be filed in a timely and proper manner (within any applicable extension periods) all Tax Returns required to be filed by it with the appropriate Governmental Body in all jurisdictions in which such Tax Returns are required to be filed; and all tax returns filed on behalf of Purchaser and each Purchaser Tax Affiliate were completed and correct in all material respects; and

(C)  has not requested or caused to be requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

(ii)           Purchaser has previously delivered true, correct and complete copies of all Federal Tax Returns filed by or on behalf of Purchaser through the date hereof for the periods ending after December 31, 2009.

(iii)

(A)  Purchaser has not been notified by the IRS or any other Governmental Body that any issues have been raised (and no such issues are currently pending) by the IRS or any other Governmental Body in connection with any Tax Return filed by or on behalf of Purchaser or any Purchaser Tax Affiliate; there are no pending Tax audits and no waivers of statutes of limitations have been given or requested with respect to Purchaser or any Purchaser Tax Affiliate (for years that it was a Purchaser Tax Affiliate); no Tax liens have been filed against Purchaser or unresolved deficiencies or additions to Taxes have been proposed, asserted or assessed against Purchaser or any Purchaser Tax Affiliate (for the years that it was a Purchaser Tax Affiliate).

(B)  Full and adequate accrual has been made (i) on the Purchaser Balance Sheet, and the books and records of Purchaser for all income Taxes currently due and all accrued Taxes not yet due and payable by Purchaser for all periods ending on or prior to the Purchaser Balance Sheet Date, and (ii) on the books and records of Purchaser and for all Taxes payable by Purchaser for all periods beginning after the Purchaser Balance Sheet Date.

(C)  Purchaser has not incurred any liability for Taxes from and after the Purchaser Balance Sheet Date other than Taxes incurred in the Ordinary Course of Business and consistent with past practices.

(D)  Purchaser has not (i) made an election (or had an election made on its behalf by another person) to be treated as a “consenting corporation” under Section 341(f) of the Code or (ii) a “personal holding company” within the meaning of Section 542 of the Code.

(E)  Purchaser has complied in all material respects with all Applicable Laws relating to the collection or withholding of Taxes (such as Taxes or withholding of Taxes from the wages of employees).

(F)  Purchaser has no liability in respect of any Tax sharing agreement with any Person and all Tax sharing agreements to which Purchaser has been bound have been terminated.

(G)  Purchaser has not incurred any Liability to make any payments either alone or in conjunction with any other payments that:

(1) shall be non-deductible under, or would otherwise constitute a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state local or foreign income Tax Law); or

(2) are or may be subject to the imposition of an excise Tax under Section 4999 of the Code.

(H)  Purchaser has not agreed to (nor has any other Person agreed to on its behalf) and is not required to make any adjustments or changes on, before or after the Closing Date, to its accounting methods pursuant to Section 481 of the Code, and the Internal Revenue Service has not proposed any such adjustments or changes in the accounting methods of Purchaser.

(I)  No claim has been made within the last three years by any taxing authority in a jurisdiction in which Purchaser does not file Tax Returns that Purchaser is or may be subject to taxation by that jurisdiction.

(J)  The consummation of the Share Exchange will not trigger the realization or recognition of intercompany gain or income to Purchaser under the Federal consolidated return regulations with respect to Federal, state or local Taxes.

(K)  Purchaser is not currently, nor has it been at any time during the previous five years, a “U.S. real property holding corporation” and, therefore, the Purchaser Common Stock is not “U.S. real property interests,” as such terms are defined in Section 897 of the Code.

(i) Title to Assets. Purchaser has good and marketable title to, or a valid leasehold interest in, the properties and assets owned or leased and used by it to operate the Purchaser Business in the manner presently operated by Purchaser, as reflected in Purchaser Financial Information.

(j) Real Property. Except as set forth in Schedule 5.1(j), Purchaser does not own or hold an ownership interest in any Real Property.

(k) Leased Real Property. Except as set forth in Schedule 5.1(k), Purchaser does not own or a leasehold interest in any Real Property.

(l) Condition of Facilities.

(i)           Use of the Real Property of Purchaser for the various purposes for which it is presently being used is permitted as of right under all Applicable Laws related to zoning and is not subject to “permitted nonconforming” use or structure classifications. All Improvements are in compliance with all Applicable Laws, including those pertaining to zoning, building and the disabled, are in good repair and in good condition, ordinary wear and tear excepted, and are free from latent and patent defects. To the Knowledge of Purchaser, no part of any Improvement encroaches on any real property not included in the Real Property of Purchaser, and there are no buildings, structures, fixtures or other Improvements primarily situated on adjoining property which encroach on any part of the Land.

(ii)           Each item of Tangible Personal Property is in good repair and good operating condition, ordinary wear and tear excepted, is suitable for immediate use in the Ordinary Course of Business and is free from latent and patent defects. No item of Tangible Personal Property is in need of repair or replacement other than as part of routine maintenance in the Ordinary Course of Business. Except as disclosed in Schedule 5.1(l)(ii), all Tangible Personal Property used in the Purchaser Business is in the possession of Purchaser.

(m) Purchaser Intellectual Property.

(i)           Purchaser owns, or is licensed or otherwise possesses legal enforceable rights to use all: (i) trademarks and service marks (registered or unregistered), trade dress, trade names and other names and slogans embodying business goodwill or indications of origin, all applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) patentable inventions, technology, computer programs and software (including password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data) and all applications and patents in any jurisdiction pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions; (iii) trade secrets, including confidential and other non-public information (iv) copyrights in writings, designs, software programs, mask works or other works, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (v) databases and all database rights; and (vi) Internet Web sites, domain names and applications and registrations pertaining thereto (collectively, “Purchaser Intellectual Property”) that are used in the Purchaser Business except for any such failures to own, be licensed or possess that would not be reasonably likely to have a Material Adverse Effect.

(ii)           Purchaser owns or has the right to use all software currently used in and material to the Purchaser Business.

(n) SEC Reports and Financial Statements. Since November 10, 2009, Purchaser has filed with the SEC all reports and other filings required to be filed by Purchaser in accordance with the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder (the “Purchaser SEC Reports”). As of their respective dates, Purchaser SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the respective rules and regulations promulgated thereunder applicable to such Purchaser SEC Reports and, except to the extent that information contained in any Purchaser SEC Report has been revised or superseded by a later Purchaser SEC Report filed and publicly available prior to the date of this Agreement, none of the Purchaser SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Purchaser included in Purchaser SEC Reports were prepared from and are in accordance with the accounting books and other financial records of Purchaser, were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and presented fairly the consolidated financial position of Purchaser and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Purchaser SEC Reports, Purchaser has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) other than liabilities or obligations incurred in the Ordinary Course of Business. The Purchaser SEC Reports accurately disclose (i) the terms and provisions of all stock option plans, (ii) transactions with Affiliates, and (iii) all material contracts required to be disclosed pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC.

(o) Contracts. Schedule 5.1(o) is a true, complete and accurate list of all written or oral contracts, understandings, agreements and other arrangements (including a brief description of all such oral arrangements) executed by an officer or duly authorized employee of Purchaser or to which Purchaser is a party either:

(i)           involving more than $10,000, or

(ii)           in the nature of a collective bargaining agreement, employment agreement, or severance agreement with any of its directors, officers and employees.

Purchaser has delivered or will, prior to Closing, deliver to Nova Furniture a correct and complete copy of each Contract (redacted copies for names are acceptable) listed in Schedule 5.1(o) (the “Purchaser Contracts”). Except as disclosed in Schedule 5.1(o): (i) Purchaser has fully complied with all material terms of Purchaser Contracts; (ii) to the Knowledge of Purchaser, other parties to Purchaser Contracts have fully complied with the terms of Purchaser Contracts; and (iii) there are no disputes or complaints with respect to nor has Purchaser received any notices (whether oral or in writing) that any other party to Purchaser Contracts is terminating, intends to terminate or is considering terminating, any of Purchaser Contracts listed or required to be listed in Schedule 5.1(o).

(p) Powers of Attorney. There are no outstanding powers of attorney executed on behalf of Purchaser.

(q) Litigation.

(i)           There is no pending or, to Purchaser’s Knowledge, threatened Proceeding:

(A) by or against Purchaser or that otherwise relates to or may affect the Purchaser Business which, if adversely determined, would have a Material Adverse Effect; or

(B) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Share Exchange.

To the Knowledge of Purchaser, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Proceeding.

(ii)           Except as set forth in Schedule 5.1(q)(ii):

(A) there is no material Order to which Purchaser or the Purchaser Business is subject; and

(B) to the Knowledge of Purchaser, no officer, director, agent or employee of Purchaser is subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the Purchaser Business.

(iii)           Except as set forth in Schedule 5.1(q)(iii):

(A) Purchaser has been and is in compliance with all of the terms and requirements of each Order to which it or the Purchaser Business is or has been subject;

(B) No event has occurred or circumstance exists that is reasonably likely to constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which Purchaser or the Purchaser Business is subject; and

(C) Purchaser has not received any notice, or received but subsequently resolved to the satisfaction of the Governmental Body or other Person (evidence of such approval is attached as Schedule 5.1(q)(iii)), or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Order to which Purchaser or the Purchaser Business is subject.

(r) Employee Benefits.

(i)              Purchaser has no (A) Employee Benefit Plans, (B) bonus, stock option, stock purchase, stock appreciation right, incentive, deferred compensation, supplemental retirement, severance, and fringe benefit plans, programs, policies or arrangements, and (C) employment or consulting agreements, for the benefit of, or relating to, any current or former employee (or any beneficiary thereof) of Purchaser, in the case of a plan described in (A) or (B) above, that is currently maintained by Purchaser or with respect to which Purchaser has an obligation to contribute, and in the case of an agreement described in (C) above, that is currently in effect (the “Purchaser Employee Plans”).

(ii)              No director, officer, or employee of Purchaser will become entitled to retirement, severance or similar benefits or to enhanced or accelerated benefits (including any acceleration of vesting or lapsing of restrictions with respect to equity-based awards) under any Purchaser Employee Plan solely as a result of consummation of the Share Exchange.

(s) Insurance. Schedule 5.1(s) is an accurate and complete description of all policies of insurance of any kind or nature, including, but not limited to, fire, liability, workmen’s compensation and other forms of insurance owned or held by or covering Purchaser or all or any portion of its property and assets.

(t) Employees. Alex Li is the sole employee of Purchaser and he presently does not receive any compensation for his services. To the Knowledge of Purchaser, no officer, director, agent, employee, consultant or contractor of Purchaser is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant or contractor (i) to engage in or continue or perform any conduct, activity, duties or practice relating to the Purchaser Business or (ii) to assign to Purchaser or to any other Person any rights to any invention, improvement or discovery. No former or current employee of Purchaser is a party to, or is otherwise bound by, any Contract that in any way adversely affected, affects, or will affect the ability of Purchaser to conduct the Purchaser Business.

(u) Labor Relations. Purchaser is not a party to any collective bargaining or similar agreement. To the Knowledge of Purchaser, there are no strikes, work stoppages, unfair labor practice charges or grievances pending or threatened against Purchaser by any employee of Purchaser or any other person or entity.

(v) Legal Compliance. To the Knowledge of Purchaser, Purchaser is in material compliance with all Applicable Laws of any Governmental Bodies having jurisdiction over Purchaser, including any requirements relating to antitrust, consumer protection, currency exchange, equal opportunity, health, occupational safety, pension and securities matters.

(w) Brokers’ Fees. Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Share Exchange for which Purchaser could become liable or obligated.

(x) Undisclosed Liabilities. Purchaser has no liability (and to the Knowledge of Purchaser, there is no basis for any present or future Proceeding, charge, complaint, claim or demand against any of them giving rise to any liability), except for:

(i)           liabilities reflected or reserved against in the Purchaser Balance Sheet; or

(ii)           liabilities which have arisen in the Ordinary Course of Business since the date of the Purchaser Balance Sheet.

(y) Disclosure. The representations and warranties of Purchaser contained in this Agreement do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not misleading.

ARTICLE VI. ACCESS TO INFORMATION AND DOCUMENTS

6.1          Access to Information. Between the date hereof and the Closing Date, each Party will give to the other and its counsel, accountants and other Representatives full access to all the properties, documents, contracts, personnel files and other records and shall furnish copies of such documents and with such information with respect to its affairs as may from time to time be reasonably requested. Each Party will disclose to the other and make available to such Party and its Representatives all books, contracts, accounts, personnel records, letters of intent, papers, records, communications with regulatory authorities and other documents relating to the business and operations of Nova Furniture or Purchaser, as the case may be. In addition, Nova Furniture shall make available to Purchaser all such banking, investment and financial information as shall be necessary to allow for the efficient integration of Nova Furniture’s banking, investment and financial arrangements with those of Purchaser at the Closing. Access of Purchaser pursuant to the foregoing shall be granted at a reasonable time and upon reasonable notice.

6.2          Effect of Access.

(a)         Nothing contained in this Article VI shall be deemed to create any duty or responsibility on the part of either Party to investigate or evaluate the value, validity or enforceability of any Contract or other asset included in the assets of the other Party.

(b)         With respect to matters as to which any Party has made express representations or warranties herein, the Parties shall be entitled to rely upon such express representations and warranties irrespective of any investigations made by such Parties, except to the extent that such investigations result in actual knowledge of the inaccuracy or falsehood of particular representations and warranties.

ARTICLE VII. COVENANTS

7.1          Preservation of Business.

(a) Prior to the Closing or the termination of this Agreement, Nova Furniture will use its Best Efforts to preserve the Business, to keep available to Purchaser the services of the present employees of Nova Furniture, and to preserve for Purchaser the goodwill of the suppliers, customers and others having business relations with Nova Furniture. Nova Furniture shall conduct its Business only in the Ordinary Course of Business, including, without limitation, its policies and practices relating to the collection of accounts receivable and the payment of accounts payable and other liabilities, and not introduce any new methods of management, operations or accounting, without Purchaser’s prior written consent (which shall not be unreasonably withheld); maintain its assets in as good working order and condition as at present, ordinary wear and tear excepted; perform all material obligations under material agreements and leases relating to or affecting it, and keep in full force and effect present insurance policies.

(b) Prior to the Closing or the termination of this Agreement, Purchaser will use its Best Efforts to preserve the Purchaser Business, to keep available to Purchaser the services of the present employees of Purchaser, and to preserve for Purchaser the goodwill of the suppliers, customers and others having business relations with Purchaser. Purchaser shall conduct the Purchaser Business only in the Ordinary Course of Business as it has previously been conducted, including, without limitation, its policies and practices relating to the collection of accounts receivable and the payment of accounts payable and other liabilities, and not introduce any new methods of management, operations or accounting, without the prior written consent of Nova Furniture (which shall not be unreasonably withheld); maintain its assets in as good working order and condition as at present, ordinary wear and tear excepted; perform all material obligations under material agreements and leases relating to or affecting it, and keep in full force and effect present insurance policies.

7.2          Current Information.

(a) During the period from the date of this Agreement to the Closing, each Party hereto shall promptly notify each other Party of any (i) significant change in its Ordinary Course of Business, (ii) Proceeding (or communications indicating that the same may be contemplated), or the institution or threat or settlement of Proceedings, in each case involving the Parties the outcome of which, if adversely determined, could reasonably be expected to have a Material Adverse Effect on the Party, taken as a whole or (iii) event which such Party reasonably believes could be expected to have a Material Adverse Effect on the ability of any party hereto to consummate the Share Exchange.

(b) During the period from the date of this Agreement to the Closing, Purchaser shall promptly notify Nova Furniture of any correspondence received from the SEC and shall deliver a copy of such correspondence to Nova Furniture within one (1) Business Day of receipt.

7.3          Material Transactions. Prior to the Closing, no Party will (other than (i) as contemplated by the terms of this Agreement and the Related Agreements, (ii) with respect to transactions for which there is a binding commitment existing prior to the date hereof disclosed in the Disclosure Schedules, and (iii) transactions described on Schedule 7.3 which do not vary materially from the terms set forth on such Schedule 7.3, or in the Ordinary Course of Business without first obtaining the written consent of the other Parties):

(a) declare or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property;

(b) amend its Governing Documents or enter into any agreement to merge or consolidate with, or sell a significant portion of its assets to, any other Person;

(c) except pursuant to options, warrants, conversion rights or other contractual rights, issue any shares of its capital stock or any options, warrants or other rights to subscribe for or purchase such common or other capital stock or any securities convertible into or exchangeable for any such common or other capital stock;

(d) directly redeem, purchase or otherwise acquire any of its common or other capital stock;

(e) effect a reclassification, recapitalization, split-up, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize;

(f) enter into any employment contract which is not terminable upon notice of ninety (90) days or less, at will, and without penalty except as provided herein or grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law, adopt or make any change in any bonus, insurance, pension or other Employee Benefit Plan, agreement, payment or agreement under, to, for or with any of such officers or employees;

(g) make any payment or distribution to the trustee under any bonus, pension, profit sharing or retirement plan or incur any obligation to make any such payment or contribution which is not in accordance with such Party’s usual past practice, or make any payment or contributions or incur any obligation pursuant to or in respect of any other plan or contract or arrangement providing for bonuses, options, executive incentive compensation, pensions, deferred compensation, retirement payments, profit sharing or the like, establish or enter into any such plan, contract or arrangement, or terminate or modify any plan;

(h) prepay any debt in excess of Twenty-Five Thousand Dollars ($25,000), borrow or agree to borrow any amount of funds except in the Ordinary Course of Business or, directly or indirectly, guarantee or agree to guarantee obligations of others, or fail to pay any monetary obligation in a timely manner prior to delinquency;

(i) enter into any agreement, contract or commitment having a term in excess of three (3) months or involving payments or obligations in excess of Twenty-Five Thousand Dollars ($25,000) in the aggregate, except in the Ordinary Course of Business;

(j) amend or modify any material Contract;

(k) agree to increase the compensation or benefits of any employee (except for normal annual salary increases in accordance with past practices);

(l) place on any of its assets or properties any pledge, charge or other Encumbrance, except as otherwise authorized hereunder, or enter into any transaction or make any contract or commitment relating to its properties, assets and business, other than in the Ordinary Course of Business or as otherwise disclosed herein;

(m) guarantee the obligation of any person, firm or corporation, except in the Ordinary Course of Business;

(n) make any loan or advance in excess of Twenty-Five Thousand Dollars ($25,000) or cancel or accelerate any material indebtedness owing to it or any claims which it may possess or waive any material rights of substantial value;

(o) sell or otherwise dispose of any Real Property or any material amount of any tangible or intangible personal property other than leasehold interests in closed facilities, except in the Ordinary Course of Business;

(p) commit any act or fail to do any act which will cause a Breach of any Contract and which will have a Material Adverse Effect on its business, financial condition or earnings;

(q) violate any Applicable Law which violation might have a Material Adverse Effect on such Party;

(r) purchase any real or personal property or make any other capital expenditure where the amount paid or committed is in excess of Twenty-Five Thousand Dollars ($25,000) per expenditure;

(s) except in the Ordinary Course of Business, enter into any agreement or transaction with any of such Party’s Affiliates; or

(t) engage in any transaction or take any action that would render untrue in any material respect any of the representations and warranties of such Party contained in this Agreement, as if such representations and warranties were given as of the date of such transaction or action.

7.4          Public Disclosures. Purchaser and Nova Furniture will consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by Applicable Law. The Parties, may upon mutual agreement, issue a joint press release, mutually acceptable to Nova Furniture and Purchaser, promptly upon execution and delivery of this Agreement.

7.5          Confidentiality. Purchaser and Nova Furniture shall hold, and shall use their best efforts to cause their respective auditors, attorneys, financial advisors, bankers and other consultants and advisors to hold, in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all Confidential Information, and each Party shall not release or disclose such Confidential Information to any other Person, except its auditors, attorneys, financial advisors, bankers and other consultants and advisors in connection with the transactions contemplated by this Agreement.

ARTICLE VIII. CONDITIONS TO CLOSING

8.1          Mutual Conditions. The respective obligations of each party to effect the Share Exchange shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions, any of which may be waived in writing by Purchaser and Nova Furniture:

(a) Neither the Purchaser nor Nova Furniture shall be subject to any Order by a court of competent jurisdiction which (i) prevents or materially delays the consummation of the Share Exchange or (ii) would impose any material limitation on the ability of Purchaser effectively to exercise full rights of ownership of the shares of Nova Furniture or any material portion of the assets or Business, taken as a whole;

(b) No statute, rule or regulation, shall have been enacted by any Governmental Body that makes the consummation of the Share Exchange illegal; and

(c) Purchaser and Nova Furniture shall have received all Consents of Third Parties that are required of such Third Parties prior to the consummation of the Share Exchange, in form and substance acceptable to Purchaser or Nova Furniture, as the case may be, except where the failure to obtain such consent, approval or authorization would not have a Material Adverse Effect.

8.2          Conditions to the Obligations of Purchaser. The obligations of Purchaser under this Agreement are subject to the satisfaction, at or before the Closing, of each of the following conditions:

(a) The representations and warranties of Nova Furniture contained herein that are qualified as to materiality shall be true in all respects on and as of the Closing Date with the same force and effect as though made on and as of such date, and each of the representations and warranties of Nova Furniture that are not so qualified shall be true in all material respects;

(b) Nova Furniture shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions required by this Agreement to be performed or complied with by Nova Furniture at or prior to the Closing;

(c) There shall not be threatened, instituted or pending any Proceeding by or before any court or Governmental Body requesting or looking toward an Order that (i) restrains or prohibits the consummation of the Share Exchange, (ii) could have a Material Adverse Effect on Purchaser’s ability to exercise control over or manage Nova Furniture after the Closing or (iii) could have a Material Adverse Effect on Nova Furniture;

(d) On the Closing Date, there shall be no effective Order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the Share Exchange;

(e) The Related Agreements to which Nova Furniture is a party and all other documents to be delivered by Nova Furniture to Purchaser at the Closing shall be satisfactory in form and substance to Purchaser;

(f) All Consents of all Third Parties and Governmental Bodies shall have been obtained that are necessary, in the opinion of Purchaser Counsel, in connection with (i) the execution and delivery by Nova Furniture of this Agreement and the Related Agreements to which it is a Party or (ii) the consummation by Nova Furniture of the Share Exchange and copies of all such Consents shall have been delivered to Purchaser; and

(g) Purchaser and Alex Li shall have executed and delivered to Purchaser the Return to Treasury Agreement and shall simultaneously with the Closing consummate the transactions contemplated therein.

8.3          Conditions to the Obligations of Nova Furniture. The obligations of Nova Furniture under this Agreement are subject to the satisfaction, at or before the Closing, of each of the following conditions:

(a) The representations and warranties of Purchaser contained herein that are qualified as to materiality shall be true in all respects on and as of the Closing Date (except for the representations and warranties made as of a specific date which shall be true in all material respects as of such date) with the same force and effect as though made on and as of such date, and each of the representations and warranties of Purchaser that are not so qualified shall be true in all material respects;

(b) Purchaser shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions required by this Agreement to be so performed or complied with by Purchaser at or prior to the Closing;

(c) There shall not be threatened, instituted or pending any Proceeding by or before any court or Governmental Body requesting or looking toward an Order, that (i) restrains or prohibits the consummation of the Share Exchange or (ii) could have a Material Adverse Effect on Purchaser;

(d) On the Closing Date, there shall be no effective Order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the Share Exchange;

(e) The Related Agreements to which Purchaser is a party and all other documents to be delivered by Purchaser to Nova Furniture at the Closing shall be satisfactory in form and substance to Nova Furniture;

(f) All Consents of all Third Parties and Governmental Bodies shall have been obtained that are necessary, in the opinion of counsel to Nova Furniture, in connection with (i) the execution and delivery by Purchaser of this Agreement or the Related Agreements to which either of them is a party, and (ii) the consummation by Purchaser of the transactions contemplated hereby or thereby, and copies of all such Consents shall have been delivered to Nova Furniture;

(g) Purchaser shall have delivered to Nova Furniture the resignation of Alex Li from all positions as an officer and director of Purchaser effective upon Closing;

(h) Purchaser shall have delivered to Nova Furniture evidence of the expansion of Purchaser’s Board of Directors to two (2) members and evidence of the appointment of two (2) new directors nominated by Nova Furniture;

(i) Purchaser shall deliver to each of the four shareholders of  the Nova Furniture Shareholders a certificate evidencing ownership of the Shares described in Section 3.1

(j) Purchaser shall deliver to Nova Furniture evidence of the cancellation of 10,000,000 shares of Purchaser Common Stock held by Alex Li;

(k) The Nova Furniture Shareholders shall have given all necessary approvals and consents required under NRS;

(l) The Share Exchange shall qualify as a tax-free transaction to each of Purchaser, Nova Furniture and Nova Furniture Shareholders; and

(m) As of the Closing Date, Purchaser shall not have any debts or liabilities and shall not have any liens recorded against its properties or assets.

ARTICLE IX. SURVIVAL OF REPRESENTATIONS

9.1          Survival of Representations. All representations and warranties made by any Party to this Agreement or pursuant hereto, as modified by any Disclosure Schedule, exhibit, certificate or other document executed and delivered pursuant hereto shall survive the Closing and any investigation made by or on behalf of any party hereto for a period of one (1) year following the Closing Date. All statements contained herein or in any schedule, exhibit, certificate or other document executed and delivered pursuant hereto shall be deemed representations and warranties for purposes of Sections 9.1, 8.2(a), and 8.3(a). The right to any remedy based upon such representations and warranties shall not be affected by any investigation conducted with respect to, or any knowledge acquired at any time, whether before or after execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of any such representation or warranty.

ARTICLE X. TERMINATION, AMENDMENT AND WAIVER

10.1          Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Purchaser and Nova Furniture;

(b) by Purchaser or Nova Furniture:

(i)           if the Share Exchange shall not have been consummated on or before June 30, 2011 unless the failure to consummate the Share Exchange is the result of a willful and material Breach of this Agreement by the Party seeking to terminate this Agreement;

(ii)           if any court of competent jurisdiction or other Governmental Body shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Share Exchange and such order, decree, ruling or other action shall have become final and non-appealable;

(iii)           in the event of a Breach by the other Party of any material representation, warranty, covenant or other agreement contained in this Agreement which cannot be or has not been cured within ten (10) days after the giving of written notice to the breaching Party of such Breach (provided that the terminating Party is not then in Breach of any material representation, warranty, covenant or other agreement contained in this Agreement);

(iv) in the event that (i) all of the conditions to the obligation of such Party to effect the Share Exchange set forth in Section 8.1 shall have been satisfied and (ii) any condition to the obligation of such Party to effect the Share Exchange set forth in Section 8.2 (in the case of Purchaser) or Section 8.3 (in the case of Nova Furniture) is not capable of being satisfied prior to the end of the period referred to in Section 10.1(b)(i); or

(v) if there shall have occurred prior to the Closing changes in Applicable Law that, in the aggregate, shall have a Material Adverse Effect on either Party.

10.2          Effect of Termination. In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party except to the extent that such termination results from the willful and material Breach by a Party of any of its representations, warranties, covenants or other agreements set forth in this Agreement, in which case the terminating Party shall have the right to pursue any remedies available to it at law or in equity.

10.3          Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

10.4          Extension; Waiver. At any time prior to the Closing, the Parties may (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

10.5          Procedure for Termination, Amendment Extension or Waiver. A termination of this Agreement pursuant to Section 10.1, an amendment of this Agreement pursuant to Section 10.3, or an extension or waiver pursuant to Section 10.4 shall, in order to be effective, require in the case of Purchaser or Nova Furniture, action by its Board of Directors or the duly authorized designee of the Board of Directors.

ARTICLE XI. MISCELLANEOUS

11.1          Notices. Any communications required or desired to be given hereunder shall be deemed to have been properly given if sent by hand delivery or by facsimile and overnight courier or overnight courier to the parties hereto at the following addresses, or at such other address as either party may advise the other in writing from time to time:

If to Purchaser:

NOVA LIFESTYLE, INC.
No. 6 JieFangNan Lu
HeXi District, Tianjin, China 300000
Attention: Alex Li, Chief Executive Officer
Tel: (86) 22-25763415

with a copy to :

Newman & Morrison LLP
44 Wall Street, 20th Floor
New York, NY 10005
Attention: Robert Newman, Esq.
Tel: (212) 248-1001
(which copy shall not constitute notice)

If to Nova Furniture:

NOVA FURNITURE LIMITED
6541 E. Washington Blvd.
Commerce, CA 90040
Attention: Ya Ming Wong, Chairman and Chief Executive Officer
Tel: (626) 570-1111

All such communications shall be deemed to have been delivered on the date of hand delivery or on the next Business Day following the deposit of such communications with the overnight courier. The address for notice may be changed by delivering a notice of such change of address in the manner proscribed herein.

11.2          Further Assurances. Each Party hereby agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

11.3          Governing Law. This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of Nevada, applied without giving effect to any conflicts-of-law principles.

11.4          Commissions. Each of the Parties hereto represents and warrants that no broker or finder is entitled to any brokerage or finder’s fee or other commission in connection with the Share Exchange. Each of the Parties hereto shall pay or discharge, and shall indemnify and hold the other harmless from and against, all claims or liabilities for brokerage commissions or finder’s fees incurred by reason of any action taken by it.

11.5          Captions. The captions or headings in this Agreement are made for convenience and general reference only and shall not be construed to describe, define or limit the scope or intent of the provisions of this Agreement.

11.6          Integration of Exhibits and Schedules. All Exhibits and Disclosure Schedules to this Agreement are integral parts of this Agreement as if fully set forth herein.

11.7          Entire Agreement. This Agreement, the Related Agreements, including all Exhibits and Disclosure Schedules attached hereto and thereto contain the entire agreement of the parties and supersede any and all prior or contemporaneous agreements between the parties, written or oral, with respect to the transactions contemplated hereby. Such agreement may not be changed or terminated orally, but may only be changed by an agreement in writing signed by the party or parties against whom enforcement of any waiver, change, modification, extension, discharge or termination is sought.

11.8          Expenses. Except as expressly provided otherwise, each party hereto will bear its own costs and expenses (including fees and expenses of auditors, attorneys, financial advisors, bankers, brokers and other consultants and advisors) incurred in connection with this Agreement, the Related Agreements and the transactions contemplated hereby and thereby.

11.9          Counterparts. This Agreement may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original, and such counterparts shall together constitute and be one and the same instrument.

11.10          Binding Effect. This Agreement shall be binding on, and shall inure to the benefit of, the Parties hereto, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No Party may assign any right or obligation hereunder without the prior written consent of the other Parties.

11.11          No Rule of Construction. The Parties agree that, because all Parties participated in negotiating and drafting this Agreement, no rule of construction shall apply to this Agreement which construes ambiguous language in favor of or against any Party by reason of that Party’s role in drafting this Agreement.

38

SIGNATURE PAGE OF PURCHASER AND NOVA FURNITURE LIMITED TO
SHARE EXCHANGE AGREEMENT AND PLAN OF REORGANIZATION

IN WITNESS WHEREOF, Nova Lifestyle, Inc. and Nova Furniture Limited have caused this Share Exchange Agreement and Plan of Reorganization to be executed by their respective duly authorized officers, all as of the day and year first above written.

NOVA LIFESTYLE, INC.

By:	/s/ Alex Li
Name:	Alex Li
Title:	Chief Executive Officer

NOVA FURNITURE LIMITED

By:	/s/ Ya Ming Wong
Name:	Ya Ming Wong
Title:	Chief Executive Officer

SIGNATURE PAGES OF NOVA FURNITURE LIMITED SHAREHOLDERS TO
SHARE EXCHANGE AGREEMENT AND PLAN OF REORGANIZATION

IN WITNESS WHEREOF, the shareholders of Nova Furniture Limited have executed this Share Exchange Agreement and Plan of Reorganization as of the day and year first above written.

NOVA FURNITURE HOLDINGS LIMITED
81.25% ownership

By: /s/ Ya Ming Wong
______________________________
Name: Ya Ming Wong
40.625% of Shares

By: /s/ Yuen Ching Ho
______________________________
Name: Yuen Ching Ho
40.625% of Shares

ST. JOYAL 18.75% ownership By: /s/ Qiang Liu ______________________________ Name: Qiang Liu 9.375% of Shares By: /s/ Jun Jiang ______________________________ Name: Jun Jiang 9.375% of Shares

Schedule 2.1
Nova Furniture Shareholders

Nova Furniture Holdings Limited
St. Joyal

Schedule 2.2
Shareholders of Nova Furniture Holdings Limited and St. Joyal

Ya Ming Wong
Yuen Ching Ho
Qiang Liu
Jun Jiang

Schedule 4.6
Nova Furniture Financial Information

Intentionally omitted from filing as the Nova Furniture Financial Information has been included as Exhibit 99.1 to Nova Lifestyle, Inc. current report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2011.

Schedule 4.7
Events Subsequent to Nova Furniture Balance Sheet

On January 3, 2011, Nova Furniture issued an additional 9,998 shares of its shares, of which 8,123 shares were issued to Nova Holdings Limited, a BVI corporation, and 1,875 were issued to St. Joyal, a California corporation. St. Joyal committed to pay $2.4 million by January 1, 2014, for its 18.75% equity interest in Nova Furniture.

On January 14, 2011, Nova Holdings Limited transferred its equity interests in Nova Macao Commercial Offshore Limited to Nova Furniture. As a result of this transaction, Nova Macao became a wholly owned subsidiary of Nova Furniture.

On February 24, 2011, Nova Furniture deregistered Nova Hong Kong Limited, a wholly owned subsidiary of Nova Furniture incorporated on April 19, 2005.

On March 18, 2011, Nova Furniture (Dongguan) Co., Ltd., a wholly owned subsidiary of Nova Furniture, organized Nova Dongguan Chinese Style Furniture Museum, under the laws of the PRC as a non-profit organization.

Schedule 4.10
Nova Furniture Leased Real Property

Nova Furniture Limited, through its wholly owned subsidiary Nova (Dongguan) Co., Inc., owns land use rights to 40,000 square meters of land in the People’s Republic of China through 2054.

Nova Furniture Limited, through its wholly owned subsidiary Nova Furniture Macao Commercial Offshore Limited, leases office space in Macao.

Schedule 4.18
Nova Furniture Employee Plans

None.

Schedule 4.20
Nova Furniture Insurance

None.

Schedule 5.1(f)
Purchaser Financial Information

Intentionally omitted from filing as the Purchaser Financial Information is available on Nova Lifestyle Inc. Form 10K for the fiscal year ended September 30, 2010, filed with the Securities and Exchange Commission on December 29, 2010.

Schedule 5.1(j)
Purchaser Real Property

None.

Schedule 5.1(k)
Purchaser Leased Property

None.

Schedule 5.1(1)(ii)
Purchaser Tangible Personal Property

None.

Schedule 5.1(o)

None.

Schedule 5.1(q)(ii)

None.

Schedule 5.1(q)(iii)

None.

Schedule 5.1(s)

None.

Schedule 7.3

None.